EXHIBIT 99.1



Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318 484-7400

www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation:	Analyst Inquiries:	Media Contact:
Keith Crump	Dresner Corporate Services	Cleco Corporation
(318) 484-7719	Philip Kranz	Michael Burns
Rodney J. Hamilton	(312) 780-7240	(318) 484-7663
(318) 484-7593		

For immediate release

Cleco Corp. Posts Second-Quarter Net Income of $20.2 Million
Maintains earnings target for 2005

PINEVILLE, La., Aug. 2, 2005 – Cleco Corp. (NYSE: CNL) today reported second-quarter net income of $20.2 million, or $0.40 per diluted share, compared to $10.1 million, or $0.22 per diluted share, recorded in the second quarter of 2004.

The primary reason for the improvement was the absence of the $10 million, or $0.14 per share, in charges from the fuel audit settlement with the Louisiana Public Service Commission (LPSC) recorded in the second quarter of 2004.

For the six months ended June 30, 2005, net income was $29.1 million, or $0.58 per diluted share, a $5.9 million increase over the $23.2 million, or $0.49 per diluted share, reported during the same period of 2004. The absence of the fuel audit settlement charges was again the primary reason for the increase.

"We've had an eventful year so far, with the completion of the sale of the Perryville plant and Cleco Power's announcement of plans to build a new 600-megawatt unit using clean-coal technology," President and CEO Michael Madison said.

"Cleco Power's proposal still has many hurdles to clear including regulatory and environmental, but if our current timeline holds true we hope to have the new unit in commercial operation during 2009," he said.

"The completion of the sale of the Perryville generating assets to Entergy Louisiana, Inc. is another step in the restructuring of our wholesale energy business," Madison said. "The proceeds from the sale of the generating assets have been used to repay senior lenders, and our goal is to repay all of Perryville's remaining creditors.

"In July, we finalized a $207 million settlement of our claims in the Mirant bankruptcy case and, as part of that settlement, have offset $98.7 million of Perryville's subordinated debt. We've reached an agreement to sell the remaining $108.3 million of our settled claims," Madison said.

"Once all is said and done, we should recover our entire investment in the Perryville project and realize a reasonable return," Madison said.

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Three Months Ended June 30,	
Subsidiary	**2005**	2004
Cleco Power LLC	**$ 0.34**	$ 0.22
Cleco Midstream Resources LLC	**0.07**	0.06
Corporate and Other[1]	**(0.01)**	(0.05)
Earnings from continuing operations	**$ 0.40**	$ 0.23
Cleco Energy LLC discontinued operations	**--**	$(0.01)
Earnings applicable to common stock	**$ 0.40**	$ 0.22

	Diluted EPS Six Months Ended June 30,	
Subsidiary	**2005**	2004
Cleco Power LLC	**$ 0.50**	$ 0.46
Cleco Midstream Resources LLC	**0.13**	0.11
Corporate and Other[1]	**(0.04)**	(0.08)
Earnings from continuing operations	**$ 0.59**	$ 0.49
Cleco Energy LLC discontinued operations	**$(0.01)**	--
Earnings applicable to common stock	**$ 0.58**	$ 0.49

[1] Includes dividends on preferred stock

Major Reconciling Items for Second-Quarter EPS 2005 vs. 2004:

$ 0.22	**2004 Second-Quarter Diluted EPS**
0.14	Absence of $10 million 2004 LPSC fuel audit settlement adjustments
0.01	Higher Cleco Power non-fuel revenue, net of customer refund accrual under rate stabilization plan (excludes 2004 LPSC fuel audit adjustments)
(0.02)	Higher Cleco Power non-fuel expenses (excludes 2004 LPSC fuel audit adjustments)
(0.01)	Impact of higher number of outstanding shares, partially offset by lower Cleco Power effective tax rate
0.01	Higher contribution from Cleco Midstream
0.04	Lower corporate legal and consulting expenses
0.01	Cleco Energy discontinued operations
$ 0.40	**2005 Second-Quarter Diluted EPS**

Cleco Power LLC

Cleco Power posted second-quarter net income of $17.3 million, or $0.34 per share, compared to $9.9 million, or $0.22 per share, recorded in the same period of 2004. The key reason for the increase was the absence of $10.0 million, or $0.14 per share, in charges for the 2004 settlement of the LPSC fuel audit.

Non-fuel revenue, net of customer refund accruals and the fuel audit settlement adjustments, increased $0.01 per share in the quarter-to-quarter comparison with 2004.

Higher volumes of retail and wholesale kilowatt-hour sales compared to a year ago increased revenue $0.01 per share due mostly to warm spring weather. Customer refund accruals related to the rate stabilization plan were $0.03 per share less than a year ago. Revenue from transmission and other miscellaneous sources was $0.01 per share higher than in the second quarter of 2004. Offsetting the increases was the absence of $0.04 per share in favorable fuel surcharge adjustments recorded in June 2004 related to previously uncollected fuel costs.

Second quarter 2005 retail and wholesale kilowatt-hour sales were up 4 percent over the same period of a year ago. Cooling-degree days were 8 percent higher than normal and 6 percent higher than in the second quarter of 2004.

(Million kWh)	**For the three months ended June 30,**		
	2005	**2004**	**Change**
Electric Sales			
Residential	751	767	(2.1)%
Commercial	437	449	(2.7)%
Industrial	705	761	(7.4)%
Other retail	143	143	0.0 %
Unbilled	224	131	71.0 %
Total retail	2,260	2,251	0.4 %
Sales for resale	264	176	50.0 %
Total retail and wholesale customer sales	**2,524**	**2,427**	**4.0 %**

Total non-fuel operating expenses were up $0.02 per share over the second quarter of 2004.

Operating and maintenance expenses increased approximately $0.07 per share. Of that amount, $0.02 per share was associated with a planned major spring inspection and maintenance of Rodemacher Unit 1, $0.01 per share was related to costs associated with the Integrated Resource Planning project, and another $0.01 per share was due to other miscellaneous operating and maintenance expenses. Also, incentive compensation and payroll expenses increased by $0.03 per share.

Depreciation expense increased $0.01 per share. Offsetting the increases was a reduction in capacity payments in the second quarter of 2005 of $0.02 per share compared to a year ago, while other taxes expense was $0.01 per share lower. Also offsetting the increased expenses was $0.03 per share from the sale of certain Cleco Power distribution assets.

Cleco Power realized a $0.01 per share positive benefit from a lower effective income tax rate during the second quarter of 2004. Earnings were reduced $0.02 per share due to an increase in the number of outstanding shares.

Cleco Midstream Resources LLC

Cleco Midstream's second-quarter earnings for 2005 were $0.07 per share, up $0.01 per share due to a stronger performance by the Acadia project.

Other

Corporate and other expenses were $0.04 per share lower in the second quarter of 2005 compared to a year ago primarily due to the absence of legal and consulting fees related to the LPSC fuel audit settlement. Also affecting the decrease was the absence of a $0.01 per share loss in 2004 from the discontinued operations of Cleco Energy LLC. Substantially all of Cleco Energy's assets were sold in the last half of 2004.

Because the Perryville project's results were deconsolidated from Cleco Corp.'s financial statements effective with its Jan. 28, 2004, bankruptcy filing, Perryville operations are only reflected in corporate consolidated results prior to that date.

Perryville recorded net income on a stand-alone basis of $4.2 million in the second quarter of 2005 compared to a loss of $1.3 million in the second quarter of 2004. The difference is mainly due to the gain on the sale of the Perryville generating assets of $10.1 million.

Results for Six Months ended June 30, 2005:

Major Reconciling Items for Six Months ended June 30 EPS 2005 vs. 2004:

$ 0.49	**2004 Six Months ended June 30 Diluted EPS**
0.14	Absence of 2004 LPSC fuel audit settlement adjustments
0.01	Higher Cleco Power non-fuel revenue, net of customer refund accrual under rate stabilization plan (excludes 2004 LPSC fuel audit adjustments)
(0.09)	Higher Cleco Power non-fuel expenses (excludes 2004 LPSC fuel audit adjustments)
(0.02)	Effect of higher number of outstanding shares
0.02	Higher contribution from Cleco Midstream
0.04	Lower corporate legal and consulting fees
(0.01)	Cleco Energy discontinued operations
$ 0.58	**2005 Six Months ended June 30 Diluted EPS**

Cleco Power LLC

Cleco Power recorded year-to-date net income of $24.9 million, or $0.50 per share, a $3.0 million, or $0.04 per share, increase from the $21.9 million, or $0.46 per share, reported in the first half of 2004. The primary impact on results was the absence of $0.14 per share in charges stemming from the 2004 LPSC fuel audit.

Non-fuel revenue was up $0.01 per share, net of accruals for customer refunds and the fuel audit settlement adjustments, compared to the first six months of 2004. The combination of mild winter weather and the loss of a municipal customer reduced revenue by $0.02 per share. In addition, revenue was reduced $0.02 per share by lower fuel surcharge adjustments. Offsetting these decreases were $0.03 per share in lower customer refund accruals and $0.02 per share in higher transmission and miscellaneous revenues.

For the first six months of 2005, kilowatt-hour sales were down 0.2 percent from the same period of 2004. Spring weather was warmer than normal as shown by cooling degree-days that were 10 percent higher than normal and 6 percent higher than the first half of 2004. However, winter weather was mild, and heating degree-days were 29 percent below normal and 21 percent below the first half of 2004.

(Million kWh)	For the six months ended June 30,		
	2005	**2004**	**Change**
Electric Sales			
Residential	1,541	1,589	(3.0)%
Commercial	843	855	(1.4)%
Industrial	1,386	1,421	(2.5)%
Other retail	279	276	1.1 %
Unbilled	131	50	162.0 %
Total retail	4,180	4,191	(0.3)%
Sales for resale	385	363	6.1 %
Total retail and wholesale customer sales	**4,565**	**4,554**	**(0.2)%**

Utility non-fuel expenses increased $0.09 per share in the first half of 2005 compared to the same period a year ago. Of the increase, $0.04 per share was related to a major inspection and maintenance work at generating plants, $0.01 per share involved Integrated Resource Planning project costs, $0.01 per share was due to higher transmission maintenance, and another $0.01 per share was due to other miscellaneous operating and maintenance expenses. In addition, incentive compensation and payroll expenses were up $0.07 per share, and depreciation expense was up $0.01 per share over a year ago.

Partially offsetting the increases were $0.02 per share in lower capacity payments and $0.01 per share of lower interest expense when compared to the first six months of 2004. Also, the sale of certain Cleco Power distribution assets offset expenses by $0.03 per share.

Compared to the same period of 2004, earnings also were reduced by $0.02 per share by a higher number of outstanding shares.

Cleco Midstream Resources LLC

Cleco Midstream earned $0.13 per share so far in 2005, up $0.02 per share from the $0.11 per share earned in the first half of 2004.

The main driver of Midstream's increase during the first half of 2005 was the absence of Perryville's $0.03 per share loss recorded before it filed for bankruptcy protection on Jan. 28, 2004. Perryville was deconsolidated from corporate results after the bankruptcy filing. In addition, lower turbine maintenance helped Evangeline's results increase $0.01 per share over the first six months of 2004. Higher incentive compensation benefits and professional expenses in 2005 reduced Midstream's earnings by $0.02 per share in the period-to-period comparison.

Other

Corporate and other expenses were down $0.04 per share in the first half of 2005 with the absence of legal and consulting fees related to the 2004 fuel audit.

Because the Perryville project's results were deconsolidated from Cleco Corp.'s financial statements effective with its Jan. 28, 2004, bankruptcy filing, Perryville operations are only reflected in corporate consolidated results prior to that date. Perryville's 2005 income year-to-date is $2.4 million compared to a loss of $2.3 million relating to the period from Jan. 28, 2004, through June 30, 2004. The difference is mainly due to the $10.1 million gain on the sale of the Perryville generating assets.

2004 Request for Proposals Update

"On July 1, Cleco Power filed with the LPSC its plans to build a 600-MW unit using clean-coal technology," Madison said. "The favored location is on the site of our Rodemacher Power Station, and we've been pleased with the positive reception the project has received from state and local government officials and community leaders. However, we have a long way to go before this $1 billion project becomes a reality. We have filed our application with the LPSC to obtain our Certificate of Public Convenience and Necessity for the plant, which we hope will be approved by the end of the first quarter of 2006. We also hope to receive all of the necessary environmental permits during the first half of 2006.

"In the meantime, we intend to ask the LPSC to extend our current rate stabilization plan, which expires Sept. 30, 2005, for a minimum of one year. The extension would give us time to seek approval of the generation project and work out cost recovery for the proposed unit," Madison said. "The good news is that LPSC commissioners have urged utilities to diversify their fuel mix and reduce use of natural gas, the price of which is both expensive and highly volatile.

"This unit will allow us to diversify our fuel portfolio," he said. "Right now, some 70 percent of the power we sell comes from natural gas. With this unit online, our fuel mix could be as high as 75 percent solid fuel if that is the most advantageous to our customers. And with the circulating fluidized bed boilers we're planning to use, we have the ability to burn a number of solid fuels – everything from petroleum coke, to Powder River Basin coal, to Louisiana lignite. We'll use the most economical fuel, but right now we are looking at petcoke as our primary fuel.

"In addition, Cleco Power is seeking approval of a four-year, 500-MW contract with Williams Power Co. and a one-year, 200-MW contract with Calpine Energy Services, L.P. We're optimistic we will receive LPSC approval of the contracts by the end of the year," Madison said.

Financing Activity

Cleco Corp. repaid $100 million of corporate senior notes on June 1 with a combination of cash and a $30 million draw on its $150 million five-year credit facility.

In addition, Cleco Power sold $50 million of 4.95 percent 10-year notes. Proceeds were used to repay amounts borrowed under the utility's revolving credit facility to redeem first mortgage bonds in March 2005.

Perryville Sale

"Our final sale price to Entergy Louisiana, Inc. for the generating assets was approximately $162 million, and we anticipate completing the sale of our $108.3 million Mirant bankruptcy claims and expect to net $81 million pre-tax," Madison said.

"Perryville was deconsolidated from corporate financial results when it filed for bankruptcy protection in January 2004," he said. "However, once Perryville completes its bankruptcy reorganization process and is reconsolidated, the net result of the sale transactions will be reflected in corporate results. We estimate that the combination of the asset sale and claim monetization will result in about $2.20 per share in earnings benefit for 2005 and give us approximately $70 million in additional cash, after tax.

"In addition, we retained ownership of Perryville's transmission interconnection equipment, and we'll provide transmission and interconnection service to Entergy Louisiana under a cost-of-service tariff being considered by the Federal Energy Regulatory Commission."

Customer Satisfaction

Cleco Power received the highest customer satisfaction rating in the nation among investor-owned utilities, according to the results of a recently released survey of residential customers by a nationally known market research firm for 2005.

"Our customer satisfaction ratings continue to be among the best in the country. We've set a high standard, but I know our employees are up to the job of continuing to improve our customer service," Madison said.

Earnings Targets

"We're sticking by our previous earnings target range of $1.35 to $1.40 per share," Madison said. "That target range assumes continued normal weather for utility power sales, the extension of our current rate stabilization plan, and continued performance of our tolling

contracts at Acadia and Evangeline. The earnings targets do not include the expected gain from the sale of the Perryville plant or the expected sale of the Mirant bankruptcy claims."

Cleco management will discuss the company's 2005 second-quarter results during a conference call scheduled for 11 a.m. EDT (10 a.m. CDT) Wednesday, Aug. 3, 2005. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "2nd Quarter 2005 Earnings Conference Call."

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Perryville Energy Partners, L.L.C.; Perryville Energy Holdings LLC*
> *Acadia Power Holdings LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC; CLE Resources, Inc.)*

Cleco Corp. is a regional energy provider headquartered in Pineville, La. It operates a regulated electric utility that serves 265,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 1,400 megawatts of capacity. For more information about Cleco, visit
www.cleco.com.

Financial tables follow:

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended June 30,	2005	2004
Operating revenue		
Electric operations	$ 183,881	$ 176,292
Other operations	8,102	6,989
Intercompany revenue	2,378	2,152
Gross operating revenue	194,361	185,433
Electric customer credits	(253)	(19,111)
Operating revenue, net	194,108	166,322
Operating expenses		
Fuel used for electric generation	13,725	19,707
Power purchased for utility customers	92,501	71,795
Other operations	21,118	21,736
Maintenance	13,653	10,896
Depreciation	15,105	14,432
Taxes other than income taxes	9,281	9,767
Gain on sales of assets	(2,201)	-
Total operating expenses	163,182	148,333
Operating income	30,926	17,989
Interest income	884	2,031
Allowance for other funds used during construction	831	884
Equity income from investees	11,044	9,094
Other income	441	210
Other expense	(228)	(293)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	10,930	11,096
Allowance for borrowed funds used during construction	(278)	(287)
Total interest charges	10,652	10,809
Income from continuing operations before income taxes	33,246	19,106
Federal and state income tax expense	12,547	7,919
Income from continuing operations	20,699	11,187
Loss from discontinued operations, net of tax	(72)	(288)
Net income	20,627	10,899
Preferred dividends requirements, net	448	778
Net income applicable to common stock	$ 20,179	$ 10,121
Average shares of common stock outstanding		
Basic	49,507,159	47,078,622
Diluted	51,628,677	49,323,568
Basic earnings (loss) per share		
From continuing operations	$ 0.40	$ 0.23
From discontinued operations	$ -	$ (0.01)
Net income applicable to common stock	$ 0.40	$ 0.22
Diluted earnings (loss) per share		
From continuing operations	$ 0.40	$ 0.23
From discontinued operations	$ -	$ (0.01)
Net income applicable to common stock	$ 0.40	$ 0.22
Cash dividends paid per share of common stock	$ 0.225	$ 0.225

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the six months ended June 30,	2005	2004
Operating revenue		
Electric operations	$ **346,712**	$ 325,671
Tolling operations	**-**	10,255
Other operations	**15,252**	13,894
Intercompany revenue	**4,731**	2,984
Gross operating revenue	**366,695**	352,804
Electric customer credits	**(471)**	(19,833)
Operating revenue, net	**366,224**	332,971
Operating expenses		
Fuel used for electric generation	**62,473**	49,850
Power purchased for utility customers	**143,015**	126,904
Other operations	**43,494**	41,224
Maintenance	**23,124**	19,503
Depreciation	**29,876**	30,643
Taxes other than income taxes	**19,708**	19,748
Gain on sales of assets	**(2,206)**	-
Total operating expenses	**319,484**	287,872
Operating income	**46,740**	45,099
Interest income	**1,851**	2,406
Allowance for other funds used during construction	**1,779**	1,726
Equity income from investees	**20,873**	17,603
Other income	**819**	308
Other expense	**(791)**	(623)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**23,049**	29,014
Allowance for borrowed funds used during construction	**(594)**	(570)
Total interest charges	**22,455**	28,444
Income from continuing operations before income taxes	**48,816**	38,075
Federal and state income tax expense	**18,543**	13,450
Income from continuing operations	**30,273**	24,625
Loss from discontinued operations, net of tax	**(205)**	(130)
Net income	**30,068**	24,495
Preferred dividends requirements, net	**923**	1,277
Net income applicable to common stock	$ **29,145**	$ 23,218
Average shares of common stock outstanding		
Basic	**49,396,105**	46,994,132
Diluted	**51,558,920**	47,065,367
Basic earnings (loss) per share		
From continuing operations	$ **0.59**	$ 0.49
From discontinued operations	$ **(0.01)**	$ -
Net income applicable to common stock	$ **0.58**	$ 0.49
Diluted earnings (loss) per share		
From continuing operations	$ **0.59**	$ 0.49
From discontinued operations	$ **(0.01)**	$ -
Net income applicable to common stock	$ **0.58**	$ 0.49
Cash dividends paid per share of common stock	$ **0.450**	$ 0.450

CLECO CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At June 30, 2005	At Dec. 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 14,424	$ 123,787
Account receivable, net	64,708	60,306
Other current assets	123,698	103,673
Total current assets	202,830	287,766
Property, plant and equipment, net	1,074,907	1,060,045
Investment in subsidiary	314,101	314,284
Prepayments, deferred charges and other	172,695	174,968
Total assets	$ 1,764,533	$ 1,837,063
Liabilities		
Current liabilities		
Short-term debt	$ 40,000	$ 160,000
Accounts payable	70,466	75,770
Other current liabilities	84,170	101,907
Total current liabilities	194,636	337,677
Deferred credits and other liabilities	515,057	487,770
Long-term debt, net	480,554	450,552
Total liabilities	1,190,247	1,275,999
Shareholders' equity		
Preferred stock	19,926	19,226
Common shareholders' equity	557,654	545,106
Accumulated other comprehensive loss	(3,294)	(3,268)
Total shareholders' equity	574,286	561,064
Total liabilities and shareholders' equity	$ 1,764,533	$ 1,837,063

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Midstream's facilities, Cleco Power's ability to construct, operate and maintain any self-build project within its projected costs, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the provision of transmission and interconnection service to Entergy Louisiana, the sale of Perryville's claims in the Mirant bankruptcy case and the receipt of amounts therefrom, the accounting treatment of the reconsolidation of Perryville; and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.

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